Mail Stop 3561

August 7, 2008

Mr. Timothy Carnahan
Chief Executive Officer and President
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> **Re: CYIOS Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 14, 2008**
> **File No. 0-27243**

Dear Mr. Carnahan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

1.   Please revise to present other income/(expense) within income from continuing operations and to provide a sub-total for net income from continuing operations.

2.   Please revise to present earnings/(loss) per common share rounded to two decimal places, i.e. to the nearest whole cent, so as not to imply a greater degree of precision than exists.

Consolidated Statements of Cash Flows, page F-6

3.   Unless the items qualify for net reporting under paragraphs 11-13 of SFAS 95, please revise to present only gross amounts of cash receipts or payments in the financing section of your statement of cash flows.

4.   It appears the increase in stockholder receivable represents a non-cash transaction. Please note that non-cash investing and financing transactions should not be included in the statement of cash flows but should be reported in related disclosures. Please revise accordingly. Refer to paragraph 32 of SFAS 95.

5.   Please revise to include cash flows related to the shareholder's loan receivable in cash flows from investing activities or explain to us why classification in cash flows from financing activities is appropriate. Refer to paragraphs 16.a and 17.a of SFAS 95.

Note A – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

6.   Please tell us the basis in GAAP for recognizing revenue on fixed price contracts, or so-called fee-for-service arrangements, as amounts become billable, assuming all other criteria for revenue recognition are met. In your response, clarify the nature of these services.

Impairment of Long-Lived Assets, page F-10

7.   Please revise to evaluate the recoverability of your property and equipment in accordance with SFAS 144, which supersedes SFAS 121.

Note H – Stock Options and Warrants, page F-16

8.   Please revise to provide all of the disclosures required by paragraph A240 of
        SFAS 123 (R) for your share-based compensation plans.

9.   In the table on page F-17, you show 600,000 of options outstanding and
        exercisable which you identify as expired. Please revise or explain and disclose
        why expired options remain exercisable.

Note O – Liabilities of Discontinued Operations, page F-20

10.   We note that you intend to write off the WorldTeq accounts payable balance
        because these debts have exceeded the statute of limitations per the State of
        Delaware's rules regarding the statute of limitations for collection of outstanding
        debts. Please explain to us your basis in GAAP for taking one-half of the
        accounts payable balance into income in 2007 and the remaining amount into
        income in 2008. Furthermore, please tell us how the expiration of the statute of
        limitations per the State of Delaware's rules results in your having settled or
        otherwise discharged this debt. Please be specific in your response as to why the
        statute of limitations in Delaware is relevant to this determination. Refer to
        paragraph 16 of SFAS 140.

Item 8A(T). Controls and Procedures, page 17

Management's Report on Internal Control Over Financial Reporting, page 17

11.   While it appears that you have conducted an evaluation of internal control over
        financial reporting, it does not appear that you have disclosed your conclusion as
        required by Item 308T(a)(3) of Regulation S-B. Please amend your filing within
        10 business days to provide management's conclusion as to the effectiveness of
        your internal control over financial reporting.

        In addition, please consider whether management's failure to provide the
        disclosure required by Item 308T(a)(3) impacts its conclusions regarding the
        effectiveness of your disclosure controls and procedures *as of the end of the fiscal
        year* and revise your disclosure as appropriate.

        Finally, we note that you filed your Principal Executive Officer and Principal
        Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please
        revise these certifications to include the introductory language of paragraph 4 and
        the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

12.   Please revise to provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T(a)(2) of Regulation S-B.

Changes in Internal Control over Financial Reporting, page 17

13.   Please revise to disclose whether there were any changes in your internal controls over financial reporting that occurred during your latest fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-B.

Item 14. Principal Accountant Fees and Services, page 22

14.   We note your disclosure regarding the nature of all other fees billed by your principal accountants for services rendered during the years ended December 31, 2007 and December 31, 2006, including the preparation of your annual consolidated financial statements and the consolidated financial statements included in your quarterly reports on Form 10-QSB. Please tell us the specific nature of the services provided by your independent accountants and how the provision of such services is consistent with the maintenance of their independence. Refer to Rule 2-01(c)(4) of Regulation S-X.

Form 10-QSB for Fiscal Quarter Ended March 31, 2008

General

15.   We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

In preparing your amendment, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

16.   Please comply with the comments above on Form 10-KSB on the amended Form
        10-Q to the extent applicable.

Item 4. Controls and Procedures, page 18

17.   Please revise to provide the conclusion of your principal executive officer and
        principal financial officer on the effectiveness of your disclosure controls and
        procedures as of the end of the period covered by the report, or March 31, 2008.
        The current disclosure provides a conclusion as to the effectiveness of your
        disclosure controls and procedures in connection with the filing of your annual
        report on Form 10-KSB for the fiscal year ended December 31, 2006. In addition,
        you refer only to your Chief Executive Officer in your disclosure. Even if one
        person performs the functions of both the principal executive officer and principal
        financial officer, you are required to list both in your disclosure and conclusion.
        Additionally, please refer to the correct Exchange Act Rules in your disclosure.
        Refer to Item 307 of Regulation S-K.

18.   Please revise to disclose any changes in your internal control over financial
        reporting, rather than "significant changes," that occurred during your last fiscal
        quarter that have materially affected or are reasonably likely to materially affect
        your internal control over financial reporting.

Signatures, page 28

19.   The report should also be signed on your behalf by your principal accounting
        officer. Refer to general instruction G to Form 10-Q. Any person who occupies
        more than one of the positions specified in general instruction G should indicate
        each capacity in which he signs the report. The certification filed in accordance
        with Item 601(b)(31) of Regulation S-K should also be revised to be signed in a
        like manner.

Exhibit 31.1

20.   Please revise the certification to include the introductory language of paragraph 4
        and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
        Additionally, ensure you refer to the correct Exchange Act Rules in the
        introductory language of paragraph 4.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or me at (202) 551-3344 if you have questions regarding the comments or any other matters.

Sincerely,

William H. Thompson
Branch Chief